

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

March 25, 2010

Mark Peterson
Chief Financial Officer
Highwater Ethanol, LLC
24500 U.S. Highway 14
Lamberton, Minnesota 56152

> **Re: Highwater Ethanol, LLC**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **File No. 0-53588**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2009

Item 9A. Controls and Procedures, page 48
Disclosure Controls and Procedures, page 48

1.   We note your officers' conclusion that disclosure controls and procedures were "not effective to detect the appropriate standards of US GAAP standards." Please confirm and disclose in future filings that your disclosure controls and procedures were not effective (1) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's

rules and forms and (2) to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state the disclosure controls and procedures were "effective" or "not effective", whichever the case may be, without defining them. See Item 307 of Regulation S-K for guidance.

Internal Control Over Financial Reporting, page 48
Management's Annual Report on Internal Control Over Financial Reporting, page 49

2.   Please confirm to us that management has performed a complete assessment of the Company's internal control over financial reporting separate from their assessment of disclosure controls and procedures.

3.   In future filings, clearly state whether management concluded that internal control over financial reporting was "effective" or "not effective." Once you have arrived at a "not effective" assessment, provide a separate disclosure discussing any material weaknesses you identified. See Item 308(a)(3) of Regulation S-K.

Changes in Internal Control Over Financial Reporting, page 50

4.   Please confirm and revise future filings to clearly state whether there were any changes in your internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K for guidance.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2010

Item 4. Controls and Procedures, page 22

5.   We note your officers' conclusion that disclosure controls and procedures were "not effective to detect the inappropriate standards of US GAAP standards based upon the omission of the Interest Rate Swap Agreement and its effect upon the previously issued financial statements…." Please confirm and disclose in future filings that your disclosure controls and procedures were not effective (1) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state the disclosure controls

and procedures were "effective" or "not effective", whichever the case may be, without defining them.

<u>Changes in Internal Control Over Financial Reporting, page 23</u>

6. Please confirm and revise future filings to clearly state whether there were any changes in your internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant